FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                               HSBC HOLDINGS PLC

                        THIRD INTERIM DIVIDEND FOR 2005

                           SCRIP DIVIDEND ALTERNATIVE

On 7 November 2005, the Directors of HSBC Holdings plc declared a third interim dividend for 2005 of US$0.14 per ordinary share payable on 19 January 2006 to shareholders on the Register on 25 November 2005. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative. The "Market Value" for the issue of new shares under the scrip dividend alternative is:

                         US$16.2150 for each new share

The "Market Value" is the United States dollar equivalent of GBP9.40 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 23 November 2005 (the day on which the shares were first quoted ex-dividend).

Dividends payable in cash in sterling or Hong Kong dollars on 19 January 2006 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 9 January 2006. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about 6 December 2005, and elections must be received by the Registrars by 4 January 2006.


R G Barber

Group Company Secretary

HSBC Holdings plc


30 November 2005




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 November 2005